Exhibit 99.1

The9 Limited Receives Strategic Investment from Cryptocurrency Investment Funds to Operate Global GameFi Platform

Singapore, March 31, 2025 — The9 Limited (NASDAQ: NCTY) (hereinafter referred to as "The9"), an established Internet company, announced today that it has signed private placement agreements with industry-leading cryptocurrency investment funds Elune Capital, Fine Vision Fund and Bripheno Pte. Ltd. (hereinafter collectively referred to as "the Investors"). Pursuant to the agreement, the Investors will invest US$8 million in The9. The9 will issue Class A common shares to the Investors with share price equal to the average closing price of the 30 consecutive trading days before the signing of the agreements. The shares issued are subject to statutory lock-up period.

The9 will establish a new company to operate its global GameFi platform. The9 will seek cooperation with a worldwide third-party cryptocurrency foundation, and the GameFi coins issued by the foundation will be used as the official cryptocurrency for The9’s global GameFi platform. The9 will also seek cooperation with a leading global cryptocurrency exchange, which will be responsible for promoting cryptocurrency users on its platform to join The9 global GameFi platform.

The9 will issue 302,263,200 stock warrants to investors, each of which represents the right to purchase one Class A common share (equivalent to 1,007,544 ADSs, assuming all warrants are exercised). All warrants have an exercise period of two years. The exercise price of part of the warrants is US$60 per ADS. The other part of the warrants will be divided into two equal batches, and each batch of warrants will be subject to its exercise condition. The exercise conditions are as follows: one-half of the warrants can be exercised after the investor or its business partner signs a strategic cooperation agreement with The9, and the other half of the warrants can be exercised after The9 GameFi platform is launched. The exercise price is the same as the ADS issuance price under these agreements.

George Lai, Executive Director and CFO of The9, said: "This strategic cooperation is an important milestone for The9 to enter into the global GameFi industry. The investment and support from well-known cryptocurrency investment funds will make our new global GameFi platform concept "The Platform is a Big Game" possible. We plan to issue 10% of our shares within 3 years to support the future market, operation and exchange of GameFi coins. The high-dimensional global GameFi platform is different from all previous gaming platforms. We expect the full "coin-share linkage" will attract a large number of diversified gamers, cryptocurrency users and the best Web2 and Web3 games. We look forward to using blockchain technology and cryptocurrency to provide an excellent gaming experience that traditional games cannot provide. We believe that the worldwide cryptocurrency and gaming industries are eager for a GameFi platform that can bring a large scale of traditional gamers into the cryptocurrency world. "Promoting the universal access and application of cryptocurrency in gaming" is the mission and goal of this cooperation. With the strong cryptocurrency user base of the leading global cryptocurrency exchange and The9's resources and experience in the gaming industry, we believe that our new global GameFi platform will soon become the market leader."

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.

About Fine Vision Fund

Fine Vision Fund was established in Singapore in 2022 by Finewill Capital, an internationally renowned investment institution. Fine Vision Fund is dedicated to investing in global game projects and supporting the future of the game industry. The first phase of the fund has a scale of tens of millions of US dollars. It has invested in different game development and distribution projects covering MMORPG, SRPG, Sports, Strategy simulation, and casual games, etc. The fund is enthusiastic about the innovative business model of games and the integration of traditional game development skills with cutting-edge blockchain technology. Through the creation of this international game fund, it aims to infuse new energy into the game and blockchain industry and foster its development and growth.

Fine Vision Fund employs an open operating model. The fund's contact detail and application channel are publicly accessible to game teams both domestically and internationally, without any strict restrictions on the game type or size. As the project progresses, the total investment will continue to grow. Beyond providing financial support to projects with great business potential, Fine Vision Fund will also offer knowledge sharing and overseas operating experience to game developers.

Fine Vision Fund remains positive about the long-term growth of game industry. It is leveraging its industry resources to support game teams worldwide and strengthening the bridge between the local and global game industries.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com